Exhibit (a)(5)(E)

Joint Press Release

Paulson & Co. Announces Completion of Acquisition of Steinway Musical Instruments

NEW YORK, NY and WALTHAM, MA, September 19, 2013 — An affiliate of investment firm Paulson & Co. Inc. (“Paulson”) and Steinway Musical Instruments, Inc. (“Steinway” or the “Company”) (NYSE: LVB), today announced the successful completion of Paulson’s acquisition of Steinway, a global leader in the design, manufacture, marketing and distribution of high quality musical instruments.

John Paulson, President of Paulson & Co. Inc., said, “Over the last 160 years, Steinway has built an unprecedented reputation for excellence. We will uphold that tradition with the continued uncompromising pursuit of perfection.”

Michael Sweeney, Chief Executive Officer of Steinway, stated, “As we look forward, we expect the entire Steinway family — dealers, artists and employees — to benefit from the continued execution of our business strategies under Paulson’s ownership. Our customers will continue to enjoy the best-in-class musical instruments and service they have come to expect from Steinway.”

About the Acquisition

The acquisition was effected through a tender offer followed by a merger. The tender offer, which was made at $40.00 per share pursuant to the definitive merger agreement entered into among affiliates of Paulson and Steinway on August 14, 2013, expired as scheduled at 12:00 midnight, New York City time, at the end of the day on September 18, 2013. As of the expiration of the tender offer, a total of 11,005,781 shares of the Company’s common stock, representing approximately 83.8% of the outstanding shares on a fully-diluted basis, were validly tendered into and not validly withdrawn from the tender offer. According to the terms of the tender offer, shares that were validly tendered and not validly withdrawn have been accepted for payment. In accordance with the merger agreement, the parties subsequently completed the acquisition by an affiliate of Paulson merging with and into Steinway with Steinway continuing as the surviving corporation and an affiliate of Paulson. In the merger, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the merger, other than shares held by Paulson, the Company or their respective subsidiaries, and shares held by the Company’s stockholders who properly exercised their appraisal rights under Delaware law, was canceled and converted into the right to receive the $40.00 offer price per share, net to the seller in cash, without interest and less any applicable withholding taxes. The Company’s shares ceased trading on the NYSE at the close of market on September 18, 2013, and will no longer be listed.

Allen & Company LLC served as financial advisor to the Company in this transaction. Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher LLP acted as legal advisors to the Company. Akin Gump Strauss Hauer & Feld LLP acted as Paulson’s legal advisor.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Paulson & Co. Inc.

Paulson & Co. Inc. is an investment management firm with approximately US$18 billion in assets under management and has offices in New York, London and Hong Kong.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding general economic and business conditions. The Company and Paulson do not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Harriet Fried
Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	hfried@lhai.com

Paulson Contact: Dawn Dover Kekst and Company (212) 521-4817 dawn-dover@kekst.com